EXHIBIT 99.1
                                                                    ------------



[GRAPHIC OMITTED]
[LOGO - CANADIAN NATURAL RESOURCES LIMITED]


                                                                PRESS
                                                                RELEASE

================================================================================

                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                       UPDATE TO CORPORATE MANAGEMENT TEAM
            CALGARY, ALBERTA - MARCH 11, 2003 - FOR IMMEDIATE RELEASE

================================================================================

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") is pleased to announce two new senior management appointments. These appointments reflect the ongoing growth and expansion of Canadian Natural's operations, both in its Canadian operations and its operations outside of Canada.

Canadian Natural has appointed Mr. Steve Laut to the newly created position of Chief Operating Officer where Mr. Laut will oversee Canadian Natural's ongoing operational activities. In this role, he will be responsible for the Company's Canadian and International conventional oil and natural gas operations through acting as Chairman of an operating committee comprised of the Company's Vice-Presidents of Exploration, Exploitation and Production. Mr. Laut will also continue to oversee the ongoing development of the Horizon Project, the Company's oil sands mining operation. Mr. Laut joined Canadian Natural in 1991, has held various positions of increasing responsibility since that time and has over 23 years experience in the oil and natural gas business.

The second appointment is Mr. Martin Cole as Vice-President and Managing Director, International. Mr. Cole will be responsible for management of the daily operations of Canadian Natural in the North Sea and offshore West Africa. Mr. Cole will chair the Company's International Management Committee and will be located in Canadian Natural's International headquarters office, recently re-located to Aberdeen, Scotland. In 1997, Mr. Cole joined Ranger Oil, a predecessor to Canadian Natural and has held various positions since that time. He has over 33 years experience in international oil and natural gas exploration and development.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

    TELEPHONE:   (403) 514-7777                             ALLAN P. MARKIN
    FACSIMILE:   (403) 517-7370                                    Chairman
    EMAIL:       investor.relations@cnrl.com               JOHN G. LANGILLE
    WEBSITE: www.cnrl.com                                         President
                                                              STEVE W. LAUT
    TRADING SYMBOLS - CNQ                           Chief Operating Officer
    Toronto Stock Exchange                                  COREY B. BIEBER
    New York Stock Exchange                                        Director
                                                         Investor Relations

--------------------------------------------------------------------------------
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
--------------------------------------------------------------------------------